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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                            Workflow Management, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98137N10
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                                 (CUSIP Number)

                               September 20, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:                                                    [ ]  Rule 13d-1(b)
                                                             [X]  Rule 13d-1(c)
                                                             [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                                Lisa A. May, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                                Dallas, TX 75202
                                 (214) 651-5000

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                                  SCHEDULE 13G

-------------------------                                     ------------------
CUSIP No. 98137N10                                            Page 2 of 6 Pages
-------------------------                                     ------------------

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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Barry M. Kitt
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [X]

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      3       SEC USE ONLY


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      4       CITIZENSHIP OR PLACE OR ORGANIZATION

                       U.S.A.
--------------------------------------------------------------------------------
                              5      SOLE VOTING POWER

                                     752,262
            NUMBER OF        ---------------------------------------------------
             SHARES           6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                 0
              EACH           ---------------------------------------------------
           REPORTING          7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                   752,262
                             ---------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
               9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                752,262
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               10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                             EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
               11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                5.7%
--------------------------------------------------------------------------------
               12            TYPE OF REPORTING PERSON

                                IN
--------------------------------------------------------------------------------


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-------------------------                                     ------------------
CUSIP No. 98137N10                                            Page 3 of 6 Pages
-------------------------                                     ------------------

Item 1(a)         Name of Issuer:

                  Workflow Management, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  240 Royal Palm Way
                  Palm Beach, FL 33480

Item 2(a)         Name of Person Filing:

                  Barry M. Kitt

Item 2(b)         Address of Principal Business Office:

                  The Pinnacle Fund, L.P.
                  4965 Preston Park Blvd.
                  Suite 240
                  Plano, TX 75093

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.001 per share

Item 2(e)         CUSIP No.:

                  98137N10


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-------------------------                                     ------------------
CUSIP No. 98137N10                                            Page 4 of 6 Pages
-------------------------                                     ------------------


Item 3            Status of Person Filing:

                  (a) [ ] Broker or dealer registered under section 15 of the
                          Act (15 U.S.C. 78o);
                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                          U.S.C. 78c);
                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
                  (d) [ ] Investment company registered under section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8);
                  (e) [ ] An investment adviser in accordance with Section
                          240.13d-1(b)(1)(ii)(E);
                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Section 240.13d-1(b)(1)(ii)(F);
                  (g) [ ] A parent holding company or control person in
                          accordance with Section 240.13d-1(b)(1)(ii)(G);
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                  (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)
                          (J).

Item 4            Ownership:

                  (a) This statement is filed on behalf of Barry M. Kitt. Mr. Kitt is the direct beneficial owner of 12,230 shares of common stock of Workflow Management, Inc. Mr. Kitt is the general partner of Pinnacle Advisors, L.P., the general partner of The Pinnacle Fund, L.P., a Texas limited partnership, which is the beneficial owner of 738,032 shares of common stock of Workflow Management, Inc. One of Mr. Kitt's minor children is the beneficial owner of 2,000 shares of common stock of Workflow Management, Inc. Therefore, Mr. Kitt may be deemed to be the beneficial owner of 752,262 shares of common stock of Workflow Management, Inc. Mr. Kitt disclaims beneficial ownership of all shares held by The Pinnacle Fund, L.P. and his minor child.

                  (b)    Percent of Class: 5.7%.

                  (c)    Number of shares as to which each person has:

                         (i)  sole power to vote or to direct the vote:   752,262

                         (ii) shared power to vote or to direct the vote:       0

                         (iii)sole power to dispose or to direct the disposition of:   752,262

                         (iv) shared power to dispose or to direct the disposition of:   0

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CUSIP No. 98137N10                                            Page 5 of 6 Pages
-------------------------                                     ------------------


Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  The Pinnacle Fund, L.P., a Texas limited partnership

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 98137N10                                            Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2002

                                            BARRY M. KITT


                                            /s/ BARRY M. KITT
                                            -----------------------------------
                                            Barry M. Kitt